SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the Month of May, 2005
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul. Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on May 19, 2005, entitled "Frank Verwiel Named Axcan President and Chief Executive Officer, Leon Gosselin to Continue as Chairman of the Board, Axcan will host a conference call Thursday May 19, at 4:30 P.M. E.T."

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: May 20, 2005                          By:      /s/ Jean Vezina
                                                     ------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer

[AXCAN LOGO]                                        AXCAN PHARMA, INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP

NASDAQ SYMBOL (Nasdaq National Market):                                     AXCA

DATE:                                                               May 19, 2005

Embargoed until Thursday, May 19, 4:00 PM ET


         Frank Verwiel Named Axcan President and Chief Executive Officer

               Leon Gosselin to Continue as Chairman of the Board

      Axcan will host a conference call Thursday May 19, at 4:30 P.M. E.T.
      --------------------------------------------------------------------

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") today announced the appointment of Frank Verwiel, M.D., as the Company's president and chief executive officer, effective July 11, 2005. He will also become a member of the Axcan Board of Directors at the next scheduled meeting in early August. Leon F. Gosselin, founder of Axcan and the Company's outgoing president and CEO, will continue to serve as chairman of the board.

"The appointment of Dr. Verwiel comes in the context of the Company's succession planning process and the stated objective of separating the CEO and chairman roles. In my role as chairman of the Board, I will devote my full attention to long-range strategic plans to drive the future success of Axcan. I am very pleased to welcome Dr. Verwiel to the Axcan organization and look forward to working with him to provide continuity of leadership and a smooth transition of responsibilities. In addition, I will assist him with the upcoming launch of ITAX and Axcan's emergence as a substantial international competitor in gastroenterology," Mr. Gosselin said.

"Dr. Verwiel is a highly-skilled, results-oriented pharmaceutical professional with a demonstrated ability to develop, lead and grow successful business operations," stated Mr. Gosselin. "His expertise in the pharmaceutical marketplace will complement the proven success and impressive track record of Axcan's existing management team as we work together to grow the Company worldwide," Mr. Gosselin continued.

Axcan is on the verge of completing patient enrolment in its two ITAX Phase III functional dyspepsia studies. "We expect to file our new drug application near the end of this year. We are therefore refining our launch plans and have received serious indications of interest on the ITAX launch partnering opportunity from major pharmaceutical companies. The contributions of the current Axcan team, coupled with those of Dr. Verwiel, should help insure the successful launch of ITAX in 2007, which represents potential peak sales in excess of $1 billion by 2012 in functional dyspepsia alone. Furthermore, Axcan will celebrate its 25th anniversary in 2007, and what better way to mark this event with the launch of this potential blockbuster, the first in a series of new innovative product launches planned between 2007 and 2012," concluded Mr. Gosselin.

"I am very pleased to join Axcan Pharma as its new president and CEO at a time when the Company is entering an exciting new era of growth. I look forward to participating in this growth and building on the Company's solid foundation to help Axcan reach the next level," Dr. Verwiel said. "The continued success of Axcan is dependent upon the ongoing trust of its customers, shareholders, employees and other stakeholders, and I am committed to preserving that trust as we work together to accomplish the Company's expansion and profitability goals," he added.

Based in Whitehouse Station, New Jersey, Dr. Verwiel most recently held the position of vice president, Hypertension, Worldwide Human Health Marketing with Merck & Co., Inc., while concurrently serving as a member of Merck's Worldwide Hypertension Business Strategy Team. He joined Merck in 1996 as executive director of the Hospital and Specialty Products Group targeting specialists in five core areas, including gastroenterology, and was responsible for global marketing initiatives for these areas. In parallel, Dr. Verwiel acted as the leader for the Worldwide Business Strategy Team on Ophthalmics. In 1997, he was appointed managing director, The Netherlands, and in four years introduced many new products resulting in significant growth in operations. Prior to joining Merck, from 1988 to 1996, Dr. Verwiel worked with Servier in Europe in various executive positions. Among his positions at Servier, he served as area director for its Central European operations that included Germany, Austria, Switzerland, The Netherlands, Belgium and Luxembourg.

Dr. Verwiel, 42, holds a Medical Degree from Erasmus University, Rotterdam, The Netherlands, as well as a Master of Business Administration from INSEAD, Fontainebleau, France, and is fluent in Dutch, English, French and German. He and his wife, Francine, have three children and will relocate to Montreal, Quebec, in the near future.

CONFERENCE CALL

Axcan will host a conference call at 4:30 P.M. ET, on May 19, 2005. Interested parties may also access the conference call by way of web cast at www.axcan.com. The telephone numbers to access the conference call are (800) 814-4890 (Canada and United States) or (416) 640-4127 (international). A replay of the call will be available until May 26, 2005. The telephone number to access the replay of the call is (416) 640-1917 code: 21125462.


ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are often identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the securities regulatory authorities.

The name ITAX,  appearing  in this press  release is a trademark of Axcan Pharma
Inc.

                                      -30-




INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Axcan Pharma Inc.
                           Tel: (205) 991-8085 ext. 3223

or                         Julie M. Thibodeau
                           Manager, Investor Relations
                           Axcan Pharma Inc.
                           Tel: (450) 467-2600 ext. 2062
                           Web:     www.axcan.com
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